GUZOV OFSINK, LLC
ATTORNEYS-AT-LAW
600 MADISON AVENUE 14th FLOOR
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
http://www.golawintl.com

December 3, 2008

Mr. Michael F. Johnson
Mr. Jay Ingram
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	HXT Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on October 3, 2008
File No.: 333-146796

Dear Mr. Johnson and Mr. Ingram:

Reference is made to your comment letter, dated October 3, 2008, to our client, HXT Holdings, Inc. (the “Company”), relating to the amended registration statement referred to above (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our responses thereto:

[Risk Factors—We Depend on Large Contracts and a Concentration of Customers....page 5]

1. It appears that you are dependent upon a few customers, the loss of any one or more of which would have a material adverse effect on your business. Please amend your registration statement here, and elsewhere where appropriate, to identify these customers and their relationship to you and your subsidiaries. Refer to Item 101(c)(1)(vii). Further, please provide us with an analysis as to how you determined that your “significant contracts” with these customers do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

[[Reply: We have amended the registration statement by identifying these customers and their relationship to us and our subsidiaries. We have filed the significant contracts with these customers as exhibits to the amended registration statement.]]

2. You state that 9,700,000 shares issued and outstanding as of September 30, 2008 will be included in the offering, yet elsewhere in your filing you state that you are registering 9,970,000 shares. Please explain the 270,000 share discrepancy or amend your filing.

[[Reply: We have amended our filing to correct the discrepancy. ]]

3. We refer to your response to comment 3 of our prior letter dated December 11, 2007. You state that you have corrected the table to indicate that, among other things, Warner Technology will receive control securities in the distribution. However, your table makes no reference to Warner Technologies and footnote (4) has no corresponding information in the table. If Warner will be a beneficial owner after the distribution, they should be identified in the table in the “after the distribution” column.

Reply: The table is correct, and the statement, included in our response to comment 3 of your prior letter, that Warner Technology will receive control securities in the distribution was incorrect. After the distribution, Warner Technology will not hold 5% or more of our outstanding common stock. Therefore, we believe no amendment to the table is necessary.

4. You state that your consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in your Annual Report on Form 10-KSB. However, you have not filed a Form 10-KSB. Please clarify.

[[Reply: We have deleted the erroneous reference to a Form 10-KSB.]]

*      *      *

On behalf of the Company, we hereby request acceleration of effectiveness of the Registration Statement. In accordance with your request, on behalf of the Company we represent as follows:

•
the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

/s/ Darren Ofsink
Guzov Ofsink, LLC